UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K and Form 10-KSB   [  ] Form 20-F    [  ] Form 11-K

           [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

 For Period Ended: November 29, 2003

  [   ] Transition Report on Form 10-K     [   ] Transition Report on Form 10-Q
  [   ] Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
  [   ] Transition Report on Form 11-K

  For the Transition Period Ended :________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    Rag Shops, Inc.

Former Name if Applicable: ___________________________________________

Address of Principal Executive Office (Street and Number):  111 Wagaraw Road

City, State and Zip Code:   Hawthorne, New Jersey  07506

                                     PART II
                             RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III
                              NARRATIVE


        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant has compiled all of the necessary information for completion of its Quarterly Report but has been delayed in completing the filing within the prescribed time period. The Registrant will file its Form 10-Q within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.


                                     PART IV
                                OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification:
               Steven B. Barnett, Executive Vice President and
               Acting Chief Financial Officer at
               (973)  423-1303, Ext. 115.

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                                 Rag Shops, Inc.
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 13, 2004                      By: /s/Stanley Berenzweig
      ----------------                          ---------------------
                                            Stanley Berenzweig,
                                            Chief Executive Officer